SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File Number 1-11299

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
(Full title of the plan)

Issuer of Securities held pursuant to the Plan is
ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX

Table of Contents

		Page Number

(a)	Report of Independent Registered Public Accounting Firm	3

(b)	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	4

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	5

	Notes to Financial Statements as of December 31, 2025 and 2024, and for the Year Ended December 31, 2025	6

(c)	Supplemental Schedule:

	Form 5500, Schedule H, Part IV, Question 4i-Schedule of Assets (Held at End of Year) as of December 31, 2025	17

	Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(d)	Signature	18

(e)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of the
Savings Plan of Entergy Corporation and Subsidiaries IX

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries IX (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 25, 2026

We have served as the auditor of the Plan since 2022.

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2025 and 2024

	2025	2024
INVESTMENTS:
Plan interest in Master Trust:
Investments at fair value	$16,336,744	$7,342,096
Fully benefit-responsive investment contracts at contract value	39,039	14,653
Total investments	16,375,783	7,356,749

RECEIVABLES:
Notes receivable from participants	836,675	272,539
Annual retirement contributions	1,887,562	1,144,818
Total receivables	2,724,237	1,417,357

Net Assets Available for Benefits	$19,100,020	$8,774,106

See Notes to Financial Statements.

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2025

Additions to Net Assets attributed to:
Plan interest in Master Trust investment income	$2,139,407
Interest income on notes receivable from participants	46,059

Contributions:
Participant	4,739,116
Employer - net of forfeitures	4,144,437
Total contributions	8,883,553

Other debit adjustments - net	(2,217)

Total additions	11,066,802

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	702,669
Administrative fees	38,219
Total deductions	740,888

Net increase in Net Assets	10,325,914

Net Assets Available for Benefits:
Beginning of Year	8,774,106
End of Year	$19,100,020

See Notes to Financial Statements.

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

Note 1.    General Description of the Plan

The Savings Plan of Entergy Corporation and Subsidiaries IX (Entergy Savings Plan IX) was established on January 1, 2021.

The following description of the Entergy Savings Plan IX is provided for general information only. Entergy Savings Plan IX participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries IX Plan Document, as well as the Summary Plan Description and Summaries of Material Modifications, for a more complete description of Entergy Savings Plan IX's provisions.

General: The Entergy Savings Plan IX is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan IX information. Entergy Savings Plan IX is also governed by the Internal Revenue Code (IRC) of 1986, as amended.

The Entergy Savings Plan IX is intended to constitute two types of plans qualified under IRC Section 401(a) as follows:

•A profit-sharing plan qualified under IRC Section 401(a) and thus exempt under IRC Section 501(a), with a cash or deferred arrangement that satisfies applicable requirements for qualification and exemption under IRC Section 401(k); and
•A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in IRC Section 4975(e)(7).

The Entergy Savings Plan IX is administered by the Employee Benefits Committee.  The chairman of the Employee Benefits Committee, who is appointed by the Talent & Compensation Committee of the Board of Directors of Entergy Corporation, appoints members to the Employee Benefits Committee.

The significant provisions of the Entergy Savings Plan IX are described throughout this note.

Trustee: Entergy Savings Plan IX utilizes T. Rowe Price Trust Company (Trustee) as its Trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. Entergy Savings Plan IX's investment options, which, except for the Entergy Corporation Stock Fund, the BlackRock Total Return Bond Fund M, the NT Col Aggregate Bond Index Fund Lending T5, the NT S&P 500 Index Fund DC Lending T5, the NT Extended Equity Market Index Fund DC Lending T5, the NT Col ACWI Ex-US Fund DC - Non-Lending T5, and the Schwab Personal Choice Retirement Account, are managed by its Trustee or affiliates of its Trustee, are:

•Entergy Stable Income Fund
•T. Rowe Price Blue Chip Growth Trust T7
•T. Rowe Price Equity Income Trust F
•T. Rowe Price International Core Equity Trust A
•T. Rowe Price New Horizons Trust A
•T. Rowe Price Retirement 2005 Trust E
•T. Rowe Price Retirement 2010 Trust E
•T. Rowe Price Retirement 2015 Trust E
•T. Rowe Price Retirement 2020 Trust E
•T. Rowe Price Retirement 2025 Trust E
•T. Rowe Price Retirement 2030 Trust E

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

•T. Rowe Price Retirement 2035 Trust E
•T. Rowe Price Retirement 2040 Trust E
•T. Rowe Price Retirement 2045 Trust E
•T. Rowe Price Retirement 2050 Trust E
•T. Rowe Price Retirement 2055 Trust E
•T. Rowe Price Retirement 2060 Trust E
•T. Rowe Price Retirement 2065 Trust E

In addition, the Trustee manages the participant loan fund which is discussed below.

Eligibility: Entergy Savings Plan IX is available to eligible bargaining employees of participating Entergy System Company employers who are hired or rehired after the date agreed upon between the bargaining employee’s collective bargaining unit and Entergy System Company employer, as soon as administratively practicable following the later of the employee's employment commencement date or eligibility to participate in the Entergy Savings Plan IX. As of December 31, 2025, 19 bargaining units representing employees of participating Entergy System Company employers had agreed to participation in Savings Plan IX by their represented employees hired or rehired after specified applicable effective dates after September 30, 2021.

Automatic Enrollment and Automatic Increase: If an eligible newly hired, re-hired, or newly eligible employee does not enroll in Entergy Savings Plan IX and does not affirmatively opt out of participation, the participant will be automatically enrolled in the Entergy Savings Plan IX at a pre-tax contribution rate of 5% within a reasonable period of time following 60 calendar days after the participant’s hire date, rehire date, or the date the participant becomes eligible. Entergy Savings Plan IX also includes an automatic increase provision whereby the participant’s pre-tax contributions will increase by 1% each April 1st until the rate reaches 10%, unless the participant opts out of this provision.

Contributions: Contributions to Entergy Savings Plan IX made by or on behalf of participants are deposited with the Trustee. Participants may elect to contribute, through payroll deductions, up to a total of 5% of their eligible earnings each pay period (basic contributions) for which the employing Entergy System Company will make matching contributions. Participants may make supplemental contributions up to an additional 45% of their eligible earnings each pay period for which there are no matching contributions. Basic and supplemental contributions may be made on a pre-tax basis (pre-tax deferral contributions), Roth basis, an after-tax basis, or a combination of any. Contributions are subject to certain IRC limitations. The combined pre-tax deferral contribution and Roth contribution dollar limit for the calendar year 2025 was $23,500 per participant. The overall annual limit for 2025 for pre-tax, Roth, after-tax, company matching, and annual company retirement contributions was the lesser of 100% of the employee’s compensation for the year or $70,000. Participants who reach age 50 by the end of the calendar year are eligible to make catch‑up deferral contributions. The catch‑up limit was $7,500 for the 2025 calendar year. Beginning in 2025, the SECURE 2.0 Act of 2022 raised this limit to $11,250 specifically for individuals ages 60–63. Based on nondiscrimination testing provisions under Entergy Savings Plan IX, contributions made by highly compensated employees may be limited based on the average contribution rate of non-highly compensated employees.

Employer matching contributions shall not be made with respect to (i) catch-up deferral contributions and (ii) deferral contributions that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

The employing Entergy System Company also will make a discretionary annual company retirement contribution on behalf of eligible employees. The amount of the annual company retirement contribution, which is equal to 4% of the employee’s base wages or salary, will be made after the end of the plan year and will be credited to the employee’s annual company retirement contribution account. To be eligible to receive this contribution, the

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

employee must be employed as of the last day of the plan year. However, if an employee retires, becomes totally and permanently disabled, or dies during the plan year, a prorated annual company retirement contribution will be made on behalf of that employee for such plan year. The employing Entergy System Company made an annual company retirement contribution in the amount of $1,887,562 in January 2026 for the 2025 plan year and $1,144,818 in January 2025 for the 2024 plan year, which is reflected as an annual retirement contribution receivable in the Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024.

The Entergy Savings Plan IX provides that certain amounts that originated from an employee benefit plan qualified under Section 401(a) or 403(a) of the IRC of 1986, as amended, under an annuity contract described in Section 403(b) of the IRC, under an eligible plan described in Section 457(b) of the IRC or under an individual retirement account or annuity described in Section 408(a) or 408(b) of the IRC, may be accepted under Entergy Savings Plan IX as a direct rollover or a participant rollover contribution. Entergy Savings Plan IX does not accept indirect rollovers of after-tax contributions or indirect rollovers of Roth IRA or Roth 401(k) accounts.

Investments: Participant contributions, employer matching contributions, and annual company retirement contributions are invested as directed by participants in accordance with Entergy Savings Plan IX's investment options. Entergy Savings Plan IX limits the participant’s maximum investment allocation of new contributions to the ESOP Entergy Corporation Stock Fund to 20% and limits the amount a participant can transfer from other investments to the ESOP Entergy Corporation Stock Fund to such amount that will not cause the participant’s investment in the ESOP Entergy Corporation Stock Fund to exceed 20% of the aggregate value of the participant’s account. Participant contributions, employer matching contributions, and annual company retirement contributions not directed to specific investment options by the participant are invested by the Trustee in one of the following T. Rowe Price Retirement Trusts designated as Entergy Savings Plan IX’s Qualified Default Investment Alternatives, based on the year the participant was born:

•T. Rowe Price Retirement 2005 Trust E
•T. Rowe Price Retirement 2010 Trust E
•T. Rowe Price Retirement 2015 Trust E
•T. Rowe Price Retirement 2020 Trust E
•T. Rowe Price Retirement 2025 Trust E
•T. Rowe Price Retirement 2030 Trust E
•T. Rowe Price Retirement 2035 Trust E
•T. Rowe Price Retirement 2040 Trust E
•T. Rowe Price Retirement 2045 Trust E
•T. Rowe Price Retirement 2050 Trust E
•T. Rowe Price Retirement 2055 Trust E
•T. Rowe Price Retirement 2060 Trust E
•T. Rowe Price Retirement 2065 Trust E

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participants can change the investment direction for future participant contributions, employer matching contributions, and annual company retirement contributions or reallocate the investment of the existing balance in their participant account at any time, subject to the Trustee's excessive trading guidelines.

Participant accounts: Individual accounts are maintained for each participant in Entergy Savings Plan IX. Each participant's account is credited with the participant's contributions, company matching contributions, and any annual company retirement contributions. As of the close of each business day, participant account balances are

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

updated to reflect account activity and investment fund values. Dividends and interest payments on investments held in the participant’s account are reinvested in the fund that generated the dividends and interest payments. A dividend pass-through feature under the Entergy Savings Plan allows participants who have amounts invested in the Entergy Corporation Stock Fund to elect to have dividends on Entergy Corporation common stock paid directly to them instead of being reinvested in the Entergy Corporation Stock Fund.

Vesting: Participants are fully vested at all times in the pre-tax deferral account, Roth account, after-tax account, the company match account, and the rollover contributions account. Participants become fully vested in their annual company retirement contribution account after three (3) years of vesting service with their Entergy System Company employer. Participants also will become fully vested in their annual company retirement contribution account if they terminate employment from their Entergy System Company employer after age 65, die, or become totally and permanently disabled.

In-service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their after-tax contributions and rollover contributions. Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in Entergy Savings Plan IX in which the participant is vested. A participant may also apply for a hardship withdrawal from the participant's pre-tax deferral, qualified non-elective contributions, or Roth accounts if the participant satisfies certain financial hardship withdrawal criteria.

Loans to participants: Entergy Savings Plan IX has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal, plus 1%, in accordance with an established schedule. The loan must be repaid within 4-1/2 years, or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan terminated employment, the participant may continue to make loan payments following termination. However, if the participant requests a full distribution of the vested balance in his account, he is required to repay the loan in full. Also, if the participant defaults on the loan following termination of employment, the loan balance will be offset and deducted from the participant’s account balance and will be treated as a taxable distribution to the participant.

Payment of benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan IX accounts upon termination of employment, retirement, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants and retirees; minimum account balances; and required minimum distributions.

Generally, there are tax consequences associated with receiving a distribution from Entergy Savings Plan IX, unless the taxable portion is rolled over to an Individual Retirement Account or an eligible plan which qualifies under Sections 401(a), 403(a), 403(b), 408(a), 408(b), or 457(b) of the IRC. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of certain other exemptions of the IRC to such tax.

Inactive accounts: Terminated participants and beneficiaries with an account balance greater than $7,000 (excluding rollovers) are allowed, under the provisions of Entergy Savings Plan IX, to defer receipt of their vested account balance until distributions are required to begin under the provisions of Section 401(a)(9) of the IRC. In addition, Entergy Savings Plan IX includes provisions for terminated participants and beneficiaries to elect to receive benefits in the form of installment payments. The cumulative amount to be distributed to participants was $366,645 and $116,530 as of December 31, 2025 and 2024, respectively.

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

Forfeiture accounts: Company matching contributions which matched a distributed excess deferral contribution shall be forfeited and credited to Entergy Savings Plan IX's forfeiture account. A participant's unvested annual company retirement contribution account shall be forfeited if the participant terminates employment with the participant's Entergy System Company employer and does not become reemployed by an Entergy System Company employer before incurring a five-year break in service. Forfeitures shall be applied to reduce employer matching contributions on a quarterly basis. The forfeiture account held funds of $30 and $416 as of December 31, 2025 and 2024, respectively. The forfeiture account was used to reduce company matching contributions by $72,277 and $15,590 in 2025 and 2024, respectively.

Note 2.    Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates in the preparation of financial statements: The preparation of Entergy Savings Plan IX's financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Master Trust: Entergy Savings Plan IX's investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by the Trustee. Entergy Savings Plan IX maintains a divided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the Savings Plans of Entergy Corporation and Subsidiaries for investment and administrative purposes.

Investment valuation: Common stock and U.S. Treasury fixed income securities are stated at fair value as determined by quoted market prices on the valuation date. Shares of mutual funds are stated at fair value based on quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common trust funds are stated at fair value based on a net asset value per share as a practical expedient, as determined by the issuer of the trust fund based on the fair value of the underlying investments. Fixed income debt securities (corporate, government, and securitized) are stated at fair value based on inputs such as benchmark yield, reported trades, broker/dealer quotes, and issuer spreads.

Cash and cash equivalents, including money market accounts, are valued at cost plus accrued interest.

Brokerage accounts include cash, mutual funds, exchange-traded funds, individual equities, and taxable and tax-exempt fixed income securities.

The Master Trust holds investments in fully benefit-responsive investment contracts, which may include guaranteed investment contracts (GICs), synthetic investment contracts (SICs), and separate account contracts (SACs), as part of the Entergy Stable Income Fund (Note 4). GICs, SICs, and SACs are reported at contract value and are presented in the investments of the Master Trust table at contract value, the value at which participants may ordinarily transact (Note 5).

Notes receivable from participants: Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis.

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

General administrative expenses: General administrative expenses are paid from an expense pay account, which is funded by deductions from participants’ accounts. To the extent general administrative expenses are not paid from the expense pay account or the Entergy Savings Plan IX’s forfeiture account, they are paid by the participating Entergy System Companies and are not recorded in the financial statements.

Risks and uncertainties: Entergy Savings Plan IX utilizes various investment instruments, including common stock, mutual funds, common trust funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements. There are no reserves against the contract values of the GICs, SICs, or SACs for credit risk of the contract issuers or otherwise. Investment objectives and guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk have been established for Entergy Savings Plan IX.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service (IRS) and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises. There were no benefits payable as of December 31, 2025 or 2024. See Note 9 to the financial statements for the reconciliation to the Form 5500.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to investment options available under Entergy Savings Plan IX are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3.    Fair Value Measurements

Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs.

The Master Trust classifies its investments as follows:

•Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that Entergy Savings Plan IX has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

overridden by the Employee Benefits Committee if it is believed such would be more reflective of fair value. Level 2 inputs include the following:

•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; or
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2025.

	Level 1	Level 2	Level 3	Total

Money market accounts	$7,992,157	$—	$—	$7,992,157
Common stock	490,869,721	—	—	490,869,721
Common trust funds (a)				4,053,955,347
Brokerage accounts	65,861,469	—	—	65,861,469
Total	$564,723,347	$—	$—	$4,618,678,694

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2024.

	Level 1	Level 2	Level 3	Total

Money market accounts	$12,508,330	$—	$—	$12,508,330
Common stock	418,306,585	—	—	418,306,585
Common trust funds (a)				3,619,444,179
Brokerage accounts	49,523,086	—	—	49,523,086
Total	$480,338,001	$—	$—	$4,099,782,180

(a)Common trust funds are not publicly quoted and are valued using net asset value as a practical expedient. Accordingly, these funds are not assigned a level in the fair value hierarchy tables above. The issuer of these funds allows daily trading at the net asset value and trades settle at a later date, with no other trading restrictions.

Note 4.     Investment Contracts With Insurance Companies

The Entergy Stable Income Fund of the Master Trust may invest in a diversified portfolio of GICs, SICs, and SACs issued by insurance companies and other financial institutions. All investment contracts held by the Master Trust are effected directly between the Master Trust and the issuer of the contract and are non-transferable. In the case of the SICs, the Trustee is also a party to the contract. The issuer of the GICs accepts a deposit from the trust on behalf

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

of Entergy Savings Plan IX and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the trust and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. The issuer of the wrapper contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. In most synthetic structures, realized and unrealized gains and losses on the underlying investments typically are not reflected immediately in the net assets of the trust, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The degree of any increase or decrease in the crediting rate will depend in part on the amount of the contract/market value difference as well as the duration and yield of the trust’s portfolio. The crediting rate may also be affected by increases and decreases in the amount of assets underlying a wrapper contract resulting from participant-initiated unitholder contributions to and withdrawals from the trust. SACs share certain attributes of both traditional and synthetic investment contracts. The issuer of the SACs guarantee liquidity at contract value for permitted participant-initiated withdrawals from the trust and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the trust to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer, but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of Entergy Savings Plan IX which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Such events include, but are not limited to, partial or complete legal termination of Entergy Savings Plan IX, tax disqualification, certain Entergy Savings Plan IX amendments if issuers' consent is not obtained, improper communication to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value under certain circumstances, including, but not limited to, breaches by the Entergy Savings Plan IX or the investment manager of their obligations, representations, or warranties under the terms of the contract. Trustee management and the Employee Benefits Committee are not aware of the occurrence of any event outside the normal operation of the Entergy Savings Plan IX which is probable to cause a withdrawal from an investment contract at less than contract value.

Note 5.    Interest in Master Trust

Use of the Master Trust permits the commingling of the trust assets of the Savings Plans of Entergy Corporation and Subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of recording the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. The interest and dividends and the net depreciation or appreciation in the fair value of investments are allocated to the individual accounts on a daily basis based upon the individual accounts’ equitable share of the various investment funds that comprise the Master Trust. The total interest of Entergy Savings Plan IX is determined as the sum of the individual account balances of Entergy Savings Plan IX.

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

The Master Trust investments and the Entergy Savings Plan IX's interest in the net assets of the Master Trust investments as of December 31, 2025 are as follows:

	Master Trust Balances	Entergy Savings Plan IX's interest in Master Trust Balances

Investments at fair value
Money market accounts	$7,992,157	$943
Common stock*	490,869,721	269,004
Common trust funds	4,053,955,347	16,057,433
Brokerage accounts	65,861,469	9,364
Total investments at fair value	4,618,678,694	16,336,744

Fully benefit- responsive investment contracts at contract value	325,106,396	39,039

Total investments	$4,943,785,090	$16,375,783

The Master Trust investments and the Entergy Savings Plan IX's interest in the net assets of the Master Trust investments as of December 31, 2024 are as follows:

	Master Trust Balances	Entergy Savings Plan IX's interest in Master Trust Balances

Investments at fair value
Money market accounts	$12,508,330	$510
Common stock*	418,306,585	120,063
Common trust funds	3,619,444,179	7,221,388
Brokerage accounts	49,523,086	135
Total investments at fair value	4,099,782,180	7,342,096

Fully benefit- responsive investment contracts at contract value	356,246,782	14,653

Total investments	$4,456,028,962	$7,356,749

*The common stock consists entirely of Entergy Corporation common stock.

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

Investment income in the Master Trust for the year ended December 31, 2025 is summarized as follows:

Investment income:
Dividends	$22,470,312
Net realized and unrealized appreciation of investments	671,296,738
Total investment income	$693,767,050

Note 6.    Tax Status

The Entergy Savings Plan IX (effective January 1, 2021) obtained its latest determination letter on August 26, 2021, in which the IRS states that the Entergy Savings Plan IX, as then designed, was in compliance with the applicable requirements of the IRC of 1986 as amended. The Entergy Savings Plan IX has been amended since receiving the determination letter. However, Entergy Corporation, as Plan Sponsor, believes that the Entergy Savings Plan IX is currently designed and operated in compliance with the applicable requirements of the IRC, and the Entergy Savings Plan IX and related Master Trust continue to be tax-exempt. Accordingly, no provisions for income taxes have been included in the Entergy Savings Plan IX's financial statements.

Note 7.    Entergy Savings Plan IX Termination

Although they have not expressed any intent to do so, the participating employers have the right under Entergy Savings Plan IX to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Talent & Compensation Committee of the Board has the right to terminate Entergy Savings Plan IX subject to the provisions of ERISA. In the event that Entergy Savings Plan IX is terminated, subject to conditions set forth in ERISA, Entergy Savings Plan IX provides that all participants will be fully vested and the net assets of Entergy Savings Plan IX will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 8.    Related Party Transactions and Exempt Party-In-Interest Transactions

Certain of the Master Trust investments are shares in funds managed by the Trustee and, therefore, these investments and investment transactions qualify as exempt party-in-interest transactions.

As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as exempt party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $92.43 per share and $75.82 per share at December 31, 2025 and 2024, respectively. See Note 5 to the financial statements for further discussion of Entergy Savings Plan IX’s interest in the Master Trust including dividend income.

The Entergy Savings Plan IX issues loans to participants that are secured by the vested balances in the participants’ accounts.

Note 9.    Reconciliation to Form 5500

In accordance with the accounting guidance on reporting of fully benefit-responsive investment contracts explained above in Note 2, the Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024 present the Entergy Savings Plan IX's interest in the Master Trust at contract value for fully benefit-responsive investment contracts. The Entergy Savings Plan IX's Form 5500 Schedule H reports the fair value for fully benefit-responsive

EIN 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

investment contracts. The adjustment for the difference in the contract value and the fair value for such contracts is reflected in the table below.

As of December 31, 2025 and 2024 the Entergy Savings Plan’s net assets available for benefits include participant loans treated as deemed distributions during the plan year; however, these amounts are not reported on the Entergy Savings Plan’s Form 5500 as part of the assets of the Entergy Savings Plan at the end of the plan year.

The following reconciles the net assets available for benefits per the financial statements to the net assets per the Entergy Savings Plan IX Form 5500 as of December 31, 2025 and 2024:

	Net Assets Available for Benefits
	2025	2024
Net assets available for benefits per the financial statements	$19,100,020	$8,774,106
Adjustment from contract value to fair value (wrapper value) for fully benefit-responsive investment contracts	(1,591)	(1,049)
Participant loans treated as deemed distributions, including accrued interest	(244)	(91)
Net assets per Form 5500	$19,098,185	$8,772,966

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025 to the net income on the Entergy Savings Plan IX Form 5500 for the year ended December 31, 2025:

Increase in net assets per the financial statements	$10,325,914
Reverse: Prior year adjustment from contract value to fair value (wrapper value) for fully benefit-responsive investment contracts	1,049
Adjustment from contract value to fair value (wrapper value) for fully benefit-responsive investment contracts	(1,591)
Reverse: Prior year participant loans treated as deemed distributions, including accrued interest	91
Participant loans treated as deemed distributions, including accrued interest	(244)
Net income per Form 5500	$10,325,219

Note 10. Subsequent Events

Subsequent events were evaluated through June 25, 2026, the date the financial statements were issued. There are no subsequent events that require adjustment to or disclosure in the financial statements.

Attachment to 2025 Form 5500, Schedule H, Question 4i

E.I.N. 72-1229752 / PN 020
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX
Schedule of Assets (Held at End of Year)
As of December 31, 2025
Plan Sponsor: Entergy Corporation

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*	8.00% - 9.50%	03/02/2026 - 10/31/2041	N/A	$836,431	**

* Party-in-interest
** Net of $244 in deemed loan distributions

SIGNATURE

The Entergy Savings Plan IX. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES IX

By: /s/ Patrick J. Stack
Patrick J. Stack Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated: June 25, 2026

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-251819 on Form S-8 of our report dated June 25, 2026, relating to the financial statements and supplemental schedule of the Savings Plan of Entergy Corporation and Subsidiaries IX, appearing in this Annual Report on Form 11-K for the year ended December 31, 2025.

/s/ DELOITTE & TOUCHE LLP
New Orleans, Louisiana
June 25, 2026